Textron Inc.	Tel: (401) 421-2800
40 Westminster St.	www.textron.com
Providence, RI 02903

May 1, 2013

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Textron Inc.

Form 10-K for Fiscal Year Ended December 29, 2012

Filed February 15, 2013

File No. 001-05480

Dear Mr. Shenk:

This letter is in response to your comment letter dated April 24, 2013 regarding the above filing.  For your convenience, we have repeated the staff’s comment in the body of this letter, followed by our response.

Form 10-K for Fiscal Year Ended December 31 [sic], 2012

Notes to the Consolidated Financial Statements

Note 4: Accounts Receivable and Finance Receivables, page 55

1.              SEC Comment:  We note your disclosure that you expect to liquidate the majority of your remaining non-captive portfolio over the next two years instead of “over the next several years” as previously reported. We also note that $230 million of the remaining portfolio is classified as held for investment. Your accounting policy states that finance receivables are classified as held for investment when you have the intent and the ability to hold the receivables for the foreseeable future or until maturity or payoff. If the remaining balance is comprised of receivables with maturity dates extending beyond the next two years, please tell us why you believe the classification of these remaining receivables as held for investment is appropriate and your consideration of ASC 310-10-35-49 for these receivables.

Response:   In accordance with ASC 310-10-35-47, our policy is to classify finance receivables as held for investment when we have the intent and the ability to hold the receivable for the foreseeable future or until maturity or payoff.  In accordance with ASC 310-10-35-49, if we determine that we no longer have the intent or ability to hold the receivables for the foreseeable future or until maturity or payoff, our policy is to classify such receivables as held for sale and carry them at the lower of cost or fair value.  We assess our finance receivable portfolio on a quarterly basis to ensure proper classification consistent with our policy.

Our expectation of liquidations in the non-captive portfolio includes liquidations resulting from payoffs from borrowers prior to and at maturity and collections associated with the contractual amortization of the portfolio, in addition to loan sales.  The $230 million of finance receivables classified as held for investment at the end of 2012 includes $122 million of leveraged leases and $100 million of timeshare loans, all of which we intend to hold until maturity or payoff.  The majority of accounts in these portfolios have contractual maturities greater than two years.  However, we expect a significant portion of the timeshare portfolio will liquidate over the next two years through a combination of borrower payoffs prior to contractual maturity and collections from contractual amortization.  This expectation is based on our recent experience of significant finance receivable liquidations of this nature.  Accordingly, the anticipated timeshare portfolio liquidations, combined with the sale and liquidation of $140 million of finance receivables held for sale, represent the majority of the remaining $370 million of non-captive finance receivables that we expect to liquidate over the next two years.

* * * * *

We appreciate the staff’s consideration of our response to the above comment.

In connection with our response above, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact me at (401) 457-2599.

Sincerely,

/s/ Richard L. Yates
Richard L. Yates
Senior Vice President and Corporate Controller

cc:              Scott C. Donnelly

Chairman, President and Chief Executive Officer

Frank T. Connor

Executive Vice President and Chief Financial Officer

E. Robert Lupone

Executive Vice President, General Counsel, Secretary and Chief Compliance Officer

Bud McDonald

Ernst & Young LLP, Partner